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                               August 1, 2023

       Charles Ross, Jr.
       Chief Executive Officer
       American Rebel Holdings, Inc.
       909 18th Avenue South, Suite A
       Nashville, TN 37212

                                                        Re: American Rebel
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2023
                                                            File No. 333-273379

       Dear Charles Ross:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 21, 2023

       General

   1. Please file the audited financial statements of the Champion Entities as of and for the years ended December
31, 2021, and 2020, and the unaudited pro forma financial
                                                        statements for the
registrant, giving effect to the acquisition of the Champion Entities, as of and for the three
months ended March 31, 2022, and 2021, or explain why you do not believe that you are
required to do so.
 Charles Ross, Jr.
FirstName  LastNameCharles    Ross, Jr.
American Rebel    Holdings, Inc.
Comapany
August     NameAmerican Rebel Holdings, Inc.
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Steven Lipstein